SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                     Report on Form 6-K dated June 24, 2003


                                    ________


                             STMicroelectronics N.V.
                              (Name of Registrant)

                         39, Chemin du Champ-des-Filles
                    1228 Plan-les-Ouates, Geneva, Switzerland

                    (Address of Principal Executive Offices)
                                    ________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                             Form 20-F X    Form 40-F
                                      ---            ---

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                             Yes            No X
                                ---           ---

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes            No X
                                ---           ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________


Enclosure: A press release dated June 23, 2003 announcing that
           STMicroelectronics has been added to the Philadelphia Stock Exchange Semiconductor Sector Index (SOX)

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                        [STMICROELECTRONICS LOGO OMITTED]

                                  PRESS RELEASE
                              COMMUNIQUE DE PRESSE
                                COMUNICATO STAMPA
                               PRESSE INFORMATION

PR No. C1326H


          STMicroelectronics Added to the Philadelphia Stock Exchange
                        Semiconductor Sector Index (SOX)


Geneva, June 23, 2003 - STMicroelectronics (NYSE: STM) announced that it has been added to the Philadelphia Stock Exchange Semiconductor Sector Index (SOX) effective today. The SOX is a widely followed, price-weighted index comprised of 18 companies that are primarily involved in the design, distribution, manufacturing, and sale of semiconductors. Based on its closing stock price on June 20th, ST should be firmly within the top 50th percentile of the SOX.

Lynn Morgen, Group Vice President - Corporate Development at ST, commented, "We are very pleased to have been selected for inclusion in this prestigious index. We believe this reflects ST's performance track record and the global nature of the semiconductor industry."

In addition to the SOX, ST belongs to a number of high-profile stock indexes. Among these: the CAC-40, a modified capitalization-weighted index of 40 companies listed on the Paris Bourse; the MIB 30, a capitalization-weighted index of 30 top Italian companies traded on the Milan Stock Exchange; the NYSE Composite Index, a market-capitalization-weighted index of the 2045 stocks traded on the New York Stock Exchange; the NYSE TMT Index; the NYSE International 100 Index; the NYSE World Leaders Index; the Dow Jones Euro STOXX Technology Index; the AMEX Semiconductor Index; and numerous other technology indexes administered by international investment banks.

Also effective today, ST has been added to the Dow Jones Technology Titans 30 Index, which is designed to capture the performance of the most important and influential technology companies. Additionally, ST has recently been honored by its inclusion in the Financial Times top 500 global companies and as one of only three semiconductor companies in BusinessWeek's InfoTech 100.

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About STMicroelectronics
STMicroelectronics is a global leader in developing and delivering semiconductor solutions across the spectrum of microelectronics applications. An unrivalled combination of silicon and system expertise, manufacturing strength, Intellectual Property (IP) portfolio and strategic partners positions the Company at the forefront of System-on-Chip (SoC) technology and its products play a key role in enabling today's convergence markets. The Company's shares are traded on the New York Stock Exchange, on Euronext Paris and on the Milan Stock Exchange. In 2002, the Company's net revenues were $6.32 billion and net earnings were $429.4 million. Further information on ST can be found at www.st.com.


For further information please contact:

Media Relations                      Investor Relations
Maria Grazia Prestini                Benoit de Leusse               Fabrizio Rossini
Director, Corporate Media Relations  Investor Relations Manager     Investor Relations Manager
STMicroelectronics                   STMicroelectronics             STMicroelectronics
Tel: +41.22.929.6945                 Tel: +41.22.929.5812           Tel: +41.22.929.6973

Lorie Lichtlen / Nelly Dimey         Jean-Benoit Roquette
Financial Dynamics                   Financial Dynamics
Paris Tel: +33.1.47.03.68.10         Paris Tel: +33.1.47.03.68.10

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                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, STMicroelectronics N.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                    STMicroelectronics N.V.


Date: June 24, 2003                 By: /s/ PASQUALE PISTORIO
                                        ------------------------------

                                        Name:  Pasquale Pistorio
                                        Title: President and Chief Executive
                                               Officer





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